LMF ACQUISITION OPPORTUNITIES, INC.

1200 W. Platt Street, Suite 100

Tampa, Florida 33606

September 22, 2022

VIA EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ms. Abby Adams

Re:	Acceleration of Effective Date

LMF Acquisition Opportunities, Inc.

Registration Statement on Form S-4 (File No. 333-264993)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), LMF Acquisition Opportunities, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act at 4:00 p.m., Eastern Time, on Monday, September 26, 2022, or as soon thereafter as practicable.

The Registrant respectfully requests that you notify Mr. Curt Creely of Foley & Lardner LLP of such effectiveness by a telephone call to (813) 225-4122 or via email at ccreely@foley.com.

Very truly yours,

LMF Acquisition Opportunities, Inc.

By:	/s/ Bruce M. Rodgers
Bruce M. Rodgers
Chief Executive Officer and Chairman of the Board